Mail Stop 3561- CF/AD 11
      						July 12, 2005

Via U.S. Mail and Fax (787) 774-5058

Mr. Javier O. Lamoso, President
ClearComm, L.P.
City View Plaza, Suite 700
No. 48 of Road 165
Guaynabo, Puerto Rico 00968

	RE:	ClearComm, L.P.
      Form 10-K/A for the fiscal year ended December 31, 2004
      Form 10-Q for the period ended March 31, 2005
		File No. 0-28362

Dear Mr. Lamoso:

      We have reviewed your supplemental response letter dated
June
1, 2005 as well as the above referenced filings and have the following additional comments. As noted in our comment letter dated
May 17, 2005, we have limited our review to your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange
Act of 1934. Please address the following comments in the amended filing. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K/A for the year ended December 31, 2004

Report of independent public accountants, page 50

1. Please request your auditors to revise their report for the following:

* to make reference to the Standards of the Public Company
Accounting
Oversight Board in accordance with auditing standard no. 1 of the PCAOB; and,
* to include a signed audit report.


ClearComm, L.P.
July 12, 2005
Page 2

Notes to consolidated financial statements:

Note 3- Significant accounting policies

(h) Inventories, page 31

2. Please refer to your response to comment no. 6. We believe that the change in accounting method for the loss on the sale of handsets to customers is not appropriate. The fact that you sell the handsets in connection with a service contract at a loss does not mean that the handsets cannot be sold over the cost of the unit. It appears that the handset subsidy is a marketing strategy to obtain new customers. Therefore, we believe that you should continue with your accounting policy before January 1, 2003 and recognize the loss on the sale of the handsets at the time of the sale. Please revise or advise.

Form 10-Q for the period ended March 31, 2005

Item 4. Control and procedures, page 15

3. Your disclosure should state in future filings, whether there was any change in internal controls that materially affected, or were reasonably likely to materially affect, your internal controls. Please confirm in writing whether there was any change in your internal control over financial reporting identified in connection with an evaluation thereof that occurred during the period covered by the above report that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please see Item 308(c) of Regulation S-K.

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR.  You may contact Gopal Dharia, Staff Accountant, at
(202)
551-3353 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.


							Sincerely,


							Larry Spirgel
							Assistant Director

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